Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, AUGUST 7, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on Thursday, August 7, 2025, at 4:00 p.m. Israel time, at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.
To approve the renewal of an updated version of the Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.
Subject to the approval of Proposal 1, to approve the grant of non-listed options to acquire 100,000 ordinary shares to each of Mr. Zwi Williger and Mr. Joseph Williger, controlling shareholders of the Company.

3.
To approve the re-election of Mr. Zwi Williger, Mr. Joseph Williger, and Mr. Shlomo Gold as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law.

4.	To approve the appointment of BDO Ziv Haft as the Company’s independent accounting firm until the next Annual General Meeting of the Company’s shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2024, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors, in accordance with the provisions of Section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Wednesday July 9, 2025. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, July 1, 2025 (the “Record Date”), are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her on each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date, and sign a proxy form, which will be provided separately, and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than August 5, 2025, at 4:00 p.m., Israel time), to the Company’s offices or to the offices of the Company’s transfer agent, Equiniti Trust Company LLC. No postage is required if mailed in the United States. The return of a proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote on their behalf. To do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than Tuesday, August 5, 2025 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
Zwi Williger
Chairman of the Board of Directors
Dated: Yavne, Israel
June 30, 2025